SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2005

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from             to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

Appendix 1

BAR HARBOR BANKSHARES
401(k) PLAN

FINANCIAL STATEMENTS

And

SCHEDULE

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator
Bar Harbor Bankshares 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Albany, New York
May 5, 2006

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004

	2005	2004

Cash Equivalents	$1,439,826	$ 721,759

Investments, at fair value	5,915,917	5,820,790

Receivables:

Employer contribution	9,515	27,747

Participant contribution	11,893	20,471

Total receivables	21,408	48,218

Participant loans	274,745	191,116

Net assets available for benefits	$7,651,896	6,781,883

                                    See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in investments
	$212,736	569,461
Interest and dividends
	125,141	82,084
      Net investment income
	337,877	651,545
Contributions:
Participants
	503,163	458,227
Employer
	404,830	399,355
Rollovers
	808,616	9,393

Total contributions
	1,716,609	866,975

Total increase
	2,054,486	1,518,520

Deductions from net assets attributed to:
Distributions	(1,184,473)	(479,762)
Net increase
	870,013	1,038,758

Net assets available for benefits:
Beginning of year	6,781,883	5,743,125
End of year	$7,651,896	6,781,883

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401 (k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 40l(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	(b)	Contributions

Each year, participants may contribute up to 50% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan. The Plan currently offers twelve investment options for participants. The Company matches 50% up to the first 3% of each participant’s salary deferrals, and 25% on deferrals from 3% to 6% of each participant’s salary that a participant contributes to the Plan. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. Additional contributions of $221,676 and $209,104 were made in 2005 and 2004, respectively.

	(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The Company pays plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

	(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

	(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

	(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either (a) in a lump-sum amount equal to the value of the vested interest in his or her account or (b) in annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants with balances in their accounts of less that $5,000 must take a lump sum distribution.

	(g)	Participant Loans

Participants may borrow from their fund accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are written with an interest rate of 1% over Prime and existing loans presently range from 5% to 7.75%. Principal and interest is paid according to the amortization schedule through biweekly payroll deduction.

	(h)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate and markets risks. Due to the level of risk associated with investment securities, it is at least reasonably possible the changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

2.	Summary of Significant Acounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market accounts.

	(b)	Investments

The Plan’s investments (including money market accounts) are valued on a daily basis, using established market values. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

	(c)	Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(d)	Reclassifications

Prior year financial statements are reclassified whenever necessary to conform to the current year’s presentation.

3.	Investments

Investments that represent 5% or more of the net assets available for benefits at december 31, 2005.

	Years ended December 31
	2005	2004
Money market funds:
JP Morgan Premium Money Market	$ ---	721,759
Fiserv Trust Institutional Money Market	1,439,826	---
Mutual funds:
American Growth Fund Inc.	1,028,416	1,070,306
Intermediate Bond Fund America	375,316	427,115
Investement Company of America	649,992	580,361
MFS Total Return Fund A	459,658	424,123
Blackrock -- Mid Cap Value Equity Fund Class A	750,814	724,161
Blockrock -- Aurora Class A	744,706	855,705
Vanguard Index 500 Fund -- Admiral Shares	508,642	464,515
Common stock:
Bar Harbor Bankshares	987,004	1,054,366

During 2005 and 2004, the Plan’s investments appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Years ended December 31
	2005	2004

Mutual Funds	$298,963	509,429
Common stock of Bar Harbor Bankshares	(86,227)	60,032
	$212,736	569,461

4.	Income Tax Status

The Internal Revenue Service has issued an opinion letter dated December 19, 2001 to the sponsor of the plan, that the form of the plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Party-in-Interest Transactions

Shares of common stock issued by the Company, represent certain Plan investments (see Note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Bar Harbor Trust Services, a second tier subsidiary of the Plan Sponsor, is the custodian with respect to the common stock of the Plan Sponsor. Participant loan distributions and repayments are also considered party in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500, respectively:
	2005	2004
Net Assets available for benefits: Balance per the financial statements	$7,651,896	6,781,883
Portion of employee and participant contribution receivable not on Form 5500	(20,519)	(41,749)
Balance per the Form 5500	$7,631,377	6,740,134

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2005 and 2004 to Form 5500:
	2005	2004
Net increase in net assets available for Assets: Increase per the financial statements	$870,013	1,038,758
Change in contribution receivable not on Form 5500	21,230	(4,616)
Increase per the Form 5500	$891,243	1,034,142

Schedule 1

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Current value
	FISERV Trust Institutional Money Market	Money market fund	$1,439,826

	Intermediate Bond Fund America	Bond mutual fund, 27,905 shares	375,316

	American Growth Fund Inc	Equity mutual fund, 33,325 shares	1,028,416

	Investment Company of America	Equity mutual fund, 20,727 shares	649,992
	MFS Total Return Fund A	Equity mutual fund, 29,906 shares	459,658

	Vanguard Index 500 Fund Admiral Shares	Equity mutual fund, 4,426 shares	508,642

	Blackrock – Mid Cap Value Equity Fund Class A	Equity mutual fund, 60,943 shares	750,814

	Blackrock—Aurora Class A	Equity mutual fund, 21,781 shares	744,706

	American Europacific Growth Fund	Foreign equity mutual fund, 3,547 shares	145,777

	American New Perspective Fund	Foreign equity mutual fund, 9,277 shares	265,592

*	Bar Harbor Bankshares	Common stock, 37,512 shares	987,004

*	Participant Loans Receivable	Interest rates – 5.00% - 7.75%	274,745
			$7,630,488

*Party-in-interest

 See accompanying report of independent registered public accounting firm.

REQUIRED INFORMATION

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2005 and 2004, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:  /s/ Marsha C. Sawyer                Date: June 23, 2006

Marsha C. Sawyer
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of KPMG LLP